Exhibit 99.2

CARDERO RESOURCE CORP. 2014 EXTRAORDINARY GENERAL MEETING
Notice of Extraordinary General Meeting of Shareholders and Management Information Circular
Place:	2300 – 1177 West Hastings Street Vancouver, BC V6E 2K3
Time:	9:00 a.m.
Date:	Thursday, December 18, 2014

CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Meeting”) of the shareholders of CARDERO RESOURCE CORP. (the “Company”) will be held in the Boardroom of the Company’s offices at Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, on Thursday, December 18, 2014, at the hour of 9:00 a.m. (Vancouver time), for the following purposes:

1.	To consider and, if thought fit, approve certain matters in connection with certain loans made to the Company by Robert C. Kopple and affiliates; and
2.	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Shareholders of the Company who are unable to attend the meeting in person are requested to complete, sign and date the enclosed Proxy/Voting Instruction Form and to mail it to or deposit it with Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the meeting, an executed Proxy/VIF must be received by Computershare prior to 4:30 p.m. (PDT) on Monday, December 15, 2014.

The Company has fixed the close of business on the 3rd day of November, 2014 as the record date for the determination of shareholders who are entitled to receive notice of, and to vote at, the Meeting. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the Meeting. The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated into this Notice. Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 7th day of November, 2014.

BY ORDER OF THE BOARD
“Hendrik Van Alphen” (signed)
HENDRIK VAN ALPHEN, President & CEO

CARDERO RESOURCE CORP.

Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3
Tel: 604.408.7488
Fax: 604.408.7499

INFORMATION CIRCULAR
For the Extraordinary General Meeting to be held on December 18, 2014
(information is as at November 3, 2014, except as indicated)

This information circular (the “Information Circular”) is dated November 3, 2014 and is being furnished in connection with the solicitation of proxies by the management of Cardero Resource Corp. (the “Company”) for use at the extraordinary general meeting (the “Meeting”) of shareholders of the Company to be held at 9:00 a.m. (Vancouver time) on Thursday, December 18, 2014 at the place and for the purposes set forth in the accompanying Notice of Meeting.

revocability of proxy

In addition to revocation in any other manner permitted by law, you may revoke an executed and deposited proxy by (a) except to the extent otherwise noted on such later proxy, signing a new proxy bearing a later date and depositing it at the place and within the time required for the deposit of proxies, (b) signing and dating a written notice of revocation (in the same manner as a proxy is required to be executed as set out in the notes to the proxy) and either depositing it at the place and within the time required for the deposit of proxies or with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting, or (c) registering with the Scrutineer at the Meeting as a registered shareholder present in person, whereupon any proxy executed and deposited by such registered shareholder will be deemed to have been revoked.

Only registered shareholders have the right to revoke a proxy. If you are not a registered shareholder and you wish to change your vote you must, at least seven (7) days before the Meeting, arrange for the intermediary which holds your common shares to revoke the proxy given by them on your behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

PERSONS MAKING THE SOLICITATION

The enclosed proxy is solicited by Management. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute proxies. All costs of solicitation will be borne by the Company. None of the directors have advised that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

PROXY INSTRUCTIONS

The persons named in the accompanying proxy are current officers of the Company. If a shareholder wishes to appoint some other person (who need not be a shareholder) to represent that shareholder at the Meeting the shareholder may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the proxy or by completing another proper proxy and in either case delivering the completed and executed proxy to the Company’s transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, CANADA M5J 2Y1, not later than 4:30 p.m., Pacific Standard Time, on Monday, December 15, 2014 or, with respect to any matter occurring after the reconvening of any adjournment of the Meeting, not less than 2 business days prior to the day set for the recommencement of such adjourned Meeting. Proxies delivered after such times will not be accepted.

To be valid, the proxy must be dated and be signed by the shareholder or by a duly appointed attorney for such shareholder, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. If a proxy is signed by a person other than the registered shareholder, or by an officer of a registered corporate shareholder, the Chairman of the Meeting may require evidence of the authority of such person to sign before accepting such proxy.

THE SHARES REPRESENTED BY PROXY WILL, ON A POLL, BE VOTED OR WITHHELD FROM VOTING BY THE PROXYHOLDER IN ACCORDANCE WITH THE INSTRUCTIONS OF THE PERSON APPOINTING THE PROXYHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE HAS BEEN SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY.

ON A POLL, IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, OR IF BOTH CHOICES HAVE BEEN SPECIFIED, THE PERSON APPOINTED PROXYHOLDER WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY AS RECOMMENDED BY MANAGEMENT (WHICH, IN THE CASE OF THE MEETING, WILL BE IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS).

The enclosed proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person(s) appointed proxyholder(s) thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and which may properly come before the Meeting. At the time of the printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

ADVICE TO NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

The information set out in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Only registered shareholders or duly appointed proxyholders for registered shareholders are permitted to vote at the Meeting. Most of the shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.

More particularly, a person is not a registered shareholder in respect of shares of the Company which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either (a) in the name of an intermediary (the “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans), or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. As noted below, in accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively referred to as the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, if you are a Non-Registered Holder and you have not waived the right to receive the Meeting Materials you will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by you, but which is otherwise not complete. Because the Intermediary has already signed the proxy, this proxy is not required to be signed by you when submitting it. In this case, if you wish to submit a proxy you should otherwise properly complete the executed proxy provided and deposit it with the Company’s Registrar and Transfer Agent, Computershare Investor Services Inc., as provided above; or
(b)	more typically, a Non-Registered Holder will be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy”, “proxy authorization form” or “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page printed form, the voting instruction form will consist of a regular printed proxy accompanied by a page of instructions that contains a removable label containing a bar-code and other information. In order for the proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the proxy, properly complete and sign the proxy and return it to the Intermediary or its service company (not the Company or Computershare Investor Services Inc.) in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. If you are a Non-Registered Holder and you wish to vote at the Meeting in person as proxyholder for the shares owned by you, you should strike out the names of the management designated proxyholders named in the proxy authorization form or voting instruction form and insert your name in the blank space provided. In either case, you should carefully follow the instructions of your Intermediary, including when and where the proxy, proxy authorization or voting instruction form is to be delivered.

The materials with respect to the Meeting are being sent to both registered shareholders and Non-Registered Holders who have not objected to the intermediary through which their common shares are held disclosing ownership information about themselves to the Company (“NOBO’s”). If you are a NOBO, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary on your behalf.

If you are a Non-Registered Holder who has objected to the intermediary through which your common shares are held disclosing ownership information about you to the Company (an “OBO”), you should be aware that the Company does not intend to pay for intermediaries to forward the materials with respect to the Meeting, including proxies or voting information forms, to OBO’s and therefore an OBO will not receive the materials with respect to the Meeting unless that OBO’s intermediary assumes the cost of delivery.

notice and access

The Company has elected to use the “notice and access” provisions under National Instrument 54-101 “Communications with Beneficial Owners of Securities of a Reporting Issuer” for the Meeting in respect of the mailing of the Meeting materials to registered and beneficial shareholders. The notice and access provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials required to be physically mailed to shareholders by allowing a reporting issuer to post its proxy-related meeting materials online.

interest of certain persons or companies in matters to be acted upon

Other than as disclosed elsewhere in this Information Circular, none of the current directors or executive officers, no proposed nominee for election as a director, none of the persons who have been directors or executive officers since the commencement of the last completed financial year and no associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares without par value (“common shares”). As at November 3, 2014, 117,366,887, common shares were issued and outstanding.

Only shareholders of record at the close of business on November 3, 2014 (the “Record Date”), who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their common shares voted at the Meeting.

On a show of hands, every individual who is present as a registered shareholder or as a duly appointed representative of one or more registered corporate shareholders will have one vote, and on a poll every registered shareholder present in person or represented by a validly appointed proxyholder, and every person who is a duly appointed representative of one or more corporate registered shareholders, will have one vote for each common share registered in the name of the shareholder on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Approval of Certain Matters Involving Robert C. Kopple

Pursuant to certain agreements, Cardero Coal Ltd., a wholly owned subsidiary of the Company, held an option to purchase certain coal licenses comprising a significant portion of the Carbon Creek metallurgical coal project, the Company’s flagship mineral project. In order to secure the financing necessary to exercise the option and complete the purchase of the subject coal licenses, on April 22, 2013, the Company completed a placement of senior secured notes (“Luxor Notes”) in the aggregate principal amount of USD 5,500,000 with certain affiliates of Luxor Capital Group, LP. (“Luxor Lenders”). The Luxor Notes had a one year term and were issued at a 9.1% discount to net the Company USD 5,000,000 ($5,077,020) with interest accruing at the rate of 10% per annum, payable semi-annually (13% after an event of default). The Luxor Notes were secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero Coal held by the Company. Cardero Coal also provided a corporate guarantee. On July 25, 2013, the Company received a demand for payment of the Luxor Notes and related indebtedness (the “Indebtedness”). The demand was in the amount of $5,668,513.90, and payment was required to be on or before August 5, 2013. The default upon which the demand was based was the alleged failure by the Company to pay legal costs in the amount of USD 48,136.91 incurred by the Luxor Lenders in connection with the Luxor Notes.

In order to satisfy the demand and make payment of the Indebtedness (and thereby prevent the potential loss of the Company’s interest in Carbon Creek), on August 9, 2013 the Company completed a private placement of senior secured notes (the “Kopple Notes”) in the aggregate principal amount of USD 5,700,000 with entities controlled by Robert C. Kopple of Los Angles, California, USA (the “Kopple Lenders”). The Kopple Lenders has previously participated in a private placement of common shares which closed in November, 2012, and Mr. Kopple was known to management of the Company. The full proceeds of the Kopple Notes were used to pay the Indebtedness immediately following closing of the Kopple Note transaction. Kopple Notes in the amount of USD 3,700,000 were due no later than March 14, 2014, while USD 2,000,000 of the Kopple Notes were due on August 8, 2014. Interest will accrue at the rate of 10% per year, payable quarterly.

The Kopple Notes are secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero Coal. Cardero Coal also provided a corporate guarantee. The Kopple Notes may be redeemed by the Company at any time at par plus accrued interest. Should there be a change of control of the Company or Cardero Coal while the Kopple Notes remain outstanding, other than a change of control caused by the Kopple Lenders or their associates or affiliates, the holders of the Kopple Notes will have the right to put the Kopple Notes to the Company for an amount equal to 110% of par plus accrued interest. As additional consideration for purchasing the Kopple Notes, the Kopple Lenders were issued transferrable warrants (“August Kopple Warrants”) to purchase an aggregate of 28,359,066 common shares. The August Kopple Warrants have a term of seven years (expiring on August 9, 2020), and are exercisable at a price of $0.095 per common share.

On December 5, 2013, in order to secure working capital, the Company completed the implementation of a USD 5,000,000 line of credit (“Credit Line”) from the Kopple Lenders. The Credit Line reflects or includes all amounts advanced by the Kopple Lenders since the purchase of the Kopple Notes, interest due under the Kopple Notes, and amounts to be advanced in the future. Interest is payable by the Company on the amount outstanding under the Credit Line from time to time at the rate of 10% per annum. The security granted by the Company in connection with the Kopple Notes extends to all indebtedness of the Company under the Credit Line. In conjunction with the establishment of the Credit Line, the maturity date for USD 3,700,000 million of the Kopple Notes was extended from December 31, 2013 until March 14, 2014, when it was fully repaid. All amounts outstanding under the Credit Line are due and payable on or before January 5, 2016. The Kopple Lenders will have the right to seek representation on the Company’s board of directors but, to date, have not done so. As additional consideration for the establishment and funding of the Credit Line, the Company agreed to issue to the Lenders transferrable warrants to purchase an aggregate of 38,417,398 common shares (the “December Kopple Warrants”). Of this number, 28,359,066 warrants (“Initial December Kopple Warrants”) (such number representing 25% of the then issued common shares) were issued to the Kopple Lenders on the closing of the Credit Line on December 5, 2013. The issuance of the additional 10,058,330 December Kopple Warrants (the “Subsequent December Kopple Warrants”) was approved by the shareholders of the Company on April 4, 2014, but the physical warrant certificate has not yet been issued. The December Kopple Warrants have a term of seven years, and are exercisable at a price of $0.139 per common share.

At the Company’s 2014 Annual General Meeting held on April4, 2014, the shareholders of the Company approved the following

1.	the issuance of the Subsequent December Kopple Warrants to the Kopple Lenders, and thereby resulting in the Company having made issuable, within a three month period, a number of common shares in excess of 25% of the number of common shares outstanding at the commencement of such three month period;
2.	the reduction in the exercise price, from $0.139 to $0.10, of the 38,417,398 December Kopple Warrants held by, or to be issued to, the Kopple Lenders;
3.	the extension of the expiry date of an incentive stock option to purchase up to 3,600,000 common shares at a price of $0.11 until July 3, 2020 granted to Mr. Kopple in his capacity as a consultant to the Company (the “Kopple Options”) to July 3, 2020 (unless sooner exercised) notwithstanding that Mr. Kopple sooner ceases, for any reason, to be qualified to hold incentive stock options under the 2012 Incentive Stock Option Plan of the Company; and
4.	the exercise, by Mr. Robert C. Kopple, and any of his associates or affiliates, including, without limitation the Kopple Lenders, of the Kopple Options, the 28,359,066 August Kopple Warrants and the 38,417,396 December Kopple Warrants, which exercises may result in Robert C. Kopple, together with his associates and affiliates, holding in excess of 19.99% of the issued common shares of the Company, and the consequent creation of Robert C. Kopple as a control person of the Company.

Pursuant to agreements dated September 17, 2014 (“Extension Agreements”), the Company negotiated a USD 1.0M increase in the Credit Line (from USD 5.0M to USD 6.0M), as well as a one-year extension on the due date of its outstanding USD 2.0M Kopple Note.

In consideration of the increase in the Credit Line, the Company has agreed to issue to the Kopple Lenders, in the respective quantities as directed by the Kopple Lenders, an aggregate of 16,100,000 transferrable common share purchase warrants

(“Credit Line Extension Warrants”), exercisable at the greater of (a) 75% of the five day VWAP of Cardero common shares on the TSX as of the date of execution of the term sheet, or (ii) $0.05, and having a term of seven years. At the discretion of the Kopple Lenders, the Credit Line Extension Warrants may be exercised on a cashless basis. Interest continues to be payable by the Company on the amount outstanding under the Credit Line from time to time at the rate of 10% per annum. The due date of the Credit Line remains unchanged (January 5, 2016), and the existing security granted by the Company in connection with the Credit Line will remain in place, provided that Cardero Coal will also grant to the Kopple Lenders a new GSA as allowed by and in accordance with the Carbon Creek Joint Venture Agreement. In addition, the obligation of the Company to raise, through one or more private placements of equity or subordinated debt, an aggregate minimum net amount of USD 2.2M has been extended to August 1, 2015, although the minimum amount has been increased to USD 2.42M.

As at the date of execution of the term sheet in respect of the Extension Agreements (September 17, 2014) the five day VWAP of the common shares on the TSX was $0.061, and therefore the exercise price for the Credit Line Extension Warrants will be $0.05 (as being greater than 75% of the 5-day VWAP).

The Company and the Kopple Lender holding the USD 2.0M Kopple Note originally due August 8, 2014 have agreed to extend the due date of the Kopple Note for a period of one year to August 8, 2015, and to increase the principal amount of the Kopple Note to include the accrued USD 200,000 interest owing. In consideration of such extension, the Company has agreed to issue to the Kopple Lender 27,500,000 transferrable common share purchase warrants exercisable at the same price, and for the same term, as the Credit Line Extension Warrants (“Note Extension Warrants”). The Note Extension Warrants may also be exercised on a cashless basis at the discretion of the Kopple Lender.

Both the Credit Line Extension Warrants and the Note Extension Warrants will contain standard anti-dilution provisions. In addition, for so long as any of such warrants or any existing warrants currently held by or agreed to be issued to the Kopple Lenders remain outstanding and are held by a Kopple Lender, the Kopple Lenders will have the right to participate in all future equity financings undertaken by the Company as to their respective percentage equity holdings of the Company as if the warrants then held by the Kopple Lenders were fully exercised, subject to receipt of any necessary regulatory approvals/acceptances.

As the issuance of the Credit Line Extension Warrants and the Note Extension Warrants represents a number of securities of the Company being made issuable that exceeds 25% of the Company’s present issued capital, and as the exercise price represents a discount to the market price of the common shares at the time of issuance, shareholder approval to both the issuance, and the exercise price ($0.05), is required under the rules of the Toronto Stock Exchange (“TSX”). In addition, as additional consideration for the increase in the Credit Line and the extension of the due date under the Kopple Note, the Company has agreed to seek the approval of its shareholders to an amendment to the terms of the August Kopple Warrants and the December Kopple Warrants (collectively, the “Existing Warrants”) to reduce the current exercise price thereof (being $0.095 for the 28,359,066 August Kopple Warrants and $0.10 for the 38,417,396 December Kopple Warrants) to the same exercise price as the Credit Line Extension Warrants and the Note Extension Warrants, being $0.05 (the “Existing Warrant Exercise Price Reduction”).

The Company has previously agreed to permit the Kopple Lenders, in their discretion, to exercise the Existing Warrants on a cashless exercise basis.

On a cashless exercise, the holder of the relevant warrant is able to exercise the warrant without payment of any cash consideration to the Company. On a cashless exercise, the holder of the warrant receives, rather than the number of common shares in respect of which the warrant may be exercised, a lesser number of common shares under the following formula:

(# of warrants exercised x market price at time of exercise) less (# of warrants exercised x exercise price)

market price at time of exercise

For example, if a warrantholder held 100 warrants exercisable at $1.00 per share, and the market price of the underlying shares at the time of the cashless exercise was $2.00, then on a cashless exercise of the 100 warrants the warrantholder would receive $100 ($200 - $100) worth of shares valued at $2.00/share, or 50 shares. Thus, the dilution to existing shareholders is potentially significantly reduced on a cashless exercise.

The Kopple Lenders are affiliates of Mr. Robert C. Kopple of Los Angeles, California. Mr. Kopple is an experienced investor, businessman, and lawyer. He is a founder of and a senior partner in a law firm based in Los Angeles, California where he specializes in estate planning, taxation, and business law. He also manages interests in real estate and operating companies, and provides financing to public and privately-held companies. Mr. Kopple received a B.A. in 1965 and a Juris Doctorate (J.D.) degree in 1967 from DePaul University in Chicago, and an LL.M. in Taxation from New York University in 1968. He has been an investor in the Company for some time.

Mr. Kopple, together with his associates and affiliates (including the Kopple Lenders) presently holds, or exercises control or direction over, the following securities of the Company as at the date of this information circular:

1.	An incentive stock option to purchase up to 3,600,000 common shares at a price of $0.11 until July 3, 2020 granted to Mr. Kopple in his capacity as a consultant to the Company (the “Kopple Options”);

2.	6,601,095 common shares of the Company, acquired as follows:
(a)	50,000 common shares acquired in a private transaction on November 19, 2008,
(b)	2,222,223 common shares acquired in a private placement at $0.45/share on December 19, 2012,
(c)	450,000 common shares acquired from a third party in a foreclosure of a pledge as collateral for a loan on January 2, 2013, and
(d)	3,378,872 common shares acquired on the open market since August 8, 2013 at prices between USD 0.0965 and USD 0.1865;
3.	28,359,066 August Kopple Warrants; and
4.	28,359,066 Initial December Kopple Warrants.

Assuming the issuance of the Subsequent December Kopple Warrants and the exercise of the Kopple Options and the Existing Warrants, Mr. Kopple, together with his associates and affiliates, would then hold 76,977,559 common shares, representing approximately 41.00% of the 187,743,351 common shares which would then be outstanding (assuming no additional share issuances or exercises of other existing warrants or incentive stock options).

If the shareholders approve the issuance of the Credit Line Extension Warrants and the Loan Extension Warrants then, including the exercise thereof, Mr. Kopple, together with his associates and affiliates, would hold 120,577,559 common shares, representing approximately 52.12% of the 231,343,351 common shares which would then be outstanding (assuming no additional share issuances or exercises of other existing warrants or incentive stock options).

The issuance of the Credit Line Extension Warrants and the Loan Extension Warrants, and the Existing Warrant Exercise Price Reduction is, in each case, subject the acceptance thereof filing thereof by the TSX. The TSX has exercised its discretion to deem Mr. Kopple to be equivalent to an insider of the Company, based primarily upon his involvement with the Company as a consultant and his access to information regarding the operations of the Company. As such, the TSX requires that the transactions involving Mr. Kopple be approved by the disinterested shareholders of the Company. In this case, the disinterested shareholders include all shareholders of the Company other than Mr. Kopple and his associates and affiliates. As a consequence, any shares held by Mr. Kopple and his associates and affiliates are required to be excluded from the voting on the resolution(s) to be put to the shareholders at the Meeting as detailed below. Therefore, an aggregate of 6,601,095 common shares held by Mr. Kopple and his associates and affiliates, representing 5.62% of the currently outstanding common shares, will not be entitled to vote in respect of such resolution(s). The conditional acceptance of the TSX to the issuance of the Credit Line Extension Warrants and the Loan Extension Warrants, and the Existing Warrants Exercise Price Reduction, has been obtained, subject to the Company obtaining disinterested shareholder approval thereto and to the filing of the usual documentation.

The Company will therefore, at the Meeting, be asking shareholders to approve the issuance of the Credit Line Extension Warrants and the Loan Extension Warrants, both having an exercise price of $0.05, and the Existing Warrants Exercise Price Reduction, by considering and, if thought fit, passing a resolution in substantially the following form:

“RESOLVED THAT:

1.	the issuance of 16,100,000 Credit Line Extension Warrants and the 27,500,000 Loan Extension Warrants, all with an exercise price of $0.05, to E.L. II Properties Trust and The Kopple Family Partnership, LP., and thereby resulting in:

(a)	the Company having made issuable, within a three month period, a number of common shares in excess of 25% of the number of common shares outstanding at the commencement of such three month period, and
(b)	the Company having issued warrants having an exercise price representing a discount to the applicable Market Price;
2.	the reduction in the exercise price, from $0.095 to $0.05, of the 28,359,066 August Kopple Warrants held by the Kopple Lenders, and thereby resulting in the Company having issued warrants having an exercise price representing a discount to the applicable Market Price; and
3.	the reduction in the exercise price, from $0.10 to $0.05, of the 38,417,398 December Kopple Warrants held by, or to be issued to, the Kopple Lenders, and thereby resulting in the Company having issued warrants having an exercise price representing a discount to the applicable Market Price, be and the same are each hereby authorized and approved.”

Pursuant to the Extension Agreements, should the shareholders of the Company not pass the foregoing resolution, and to thereby not approve the issuance of the Credit Line Extension Warrants and the Loan Extension Warrants, each with an exercise price of $0.05, and the Existing Warrants Exercise Price Reduction, such non-approval will constitute an event of default under the Extension Agreements (and thereby also an event of default under the Facility Agreement, the Kopple Note and the related security agreements) which would entitle the Kopple Lenders to accelerate all amounts due and owing to the Kopple Lenders including, without limitation, under the Kopple Note and the Credit Line, and, in default of payment thereof, to realize on the security held by the Kopple Lenders to secure the payment of such indebtedness. As a consequence, the Board recommends that the shareholders vote FOR the foregoing resolution.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, proposed director of the Company, or any associate of affiliate of any informed person or proposed director has had any material interest, direct or indirect, in:

(a)	any transaction since November 1, 2013 (being the commencement of the Company’s last completed financial year); or
(b)	any proposed transaction,

which materially affected or would materially affect the Company or any of its subsidiaries.

As defined in National Instrument 51-102, “informed person” means:

(a)	a director or executive officer of a reporting issuer;
(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c)	any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and
(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

change of AUDITOR

Change of Auditor

Effective October 16, 2014, at the request of the Company, PricewaterhouseCoopers LLP resigned as the auditors of the Company, and Smythe Ratcliffe LLP were appointed to fill the vacancy in the position as auditors of the Company. Smythe Ratcliffe LLP are therefore the current auditors of the Company. There were no reportable events in relation to the change of auditors.

Pursuant to Section 4.11 of NI 51-102, the Company filed a reporting package on SEDAR under the Company’s profile. The reporting package, which consisted of the following, is attached as Schedule “A” to this Information Circular:

(i) Change of Auditor Notice;

(ii) letter from PricewaterhouseCoopers LLP as former auditor; and

(iii) letter from Smythe Ratcliffe LLP as successor auditor.

Management proposes, at the Company’s 2015 annual general meeting, to nominate Smythe Ratcliffe LLP as the Company’s auditors for the ensuing year. Smythe Ratcliffe LLP has been the auditors of the Company since October 16, 2014. The change of auditors, and the contents of the reporting package in respect thereof, were both approved by the audit committee of the Company.

MANAGEMENT CONTRACTS

The management functions of the Company are primarily performed by the executive officers of the Company, and not to any substantial degree by any other person with whom the Company has contracted.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Cardero Resource Corp.”. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s Annual Information Form dated January 27, 2014 and financial statements and related management discussion and analysis for the fiscal year ended October 31, 2014 by contacting the Vice-President and General Counsel of the Company by mail at Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3.

Schedule “A”

Change of Auditor Reporting Package